Exhibit 23.01

 CONSENT OF INDEPENDENT APPRAISAL FIRM

Kenneth Cole Productions, Inc.

New York, New York

We hereby consent to the inclusion in Note 7 to the Condensed Consolidated Financial Statements included in the Form 10-Q of Kenneth Cole Productions, Inc. for the quarter ended September 30, 2011 of references to our report relating to the fair value of the customer relationship intangible asset and goodwill as a result of the acquisition of the women’s sportswear line of Bernard Chaus, Inc. as of September 30, 2011.

/s/ Corporate Valuation Advisors, Inc.

Hartland, Wisconsin

November 3, 2011